

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 17, 2009

Mr. Gilbert Burciaga
Chief Executive Officer
Providence Resources, Inc.
5300 Bee Caves Road, Bldg. 1, Ste 240
Austin, Texas 78746

> **Re:** **Providence Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **File No. 000-30377**

Dear Mr. Burciaga:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief